UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2020

GRANITE REAL ESTATE INVESTMENT TRUST

(Commission File Number: 001-35771)

(Name of registrant)

GRANITE REIT INC.

(Commission File Number: 001-35772)

(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2020	GRANITE REAL ESTATE INVESTMENT TRUST

	By:	/s/ Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

Date: April 29, 2020	GRANITE REIT INC.

	By:	/s/ Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1

Granite Real Estate Investment Trust and Granite REIT Inc. Joint Notice of Annual General Meetings of Holders of Stapled Units (consisting of trust units of Granite Real Estate Investment Trust and common shares of Granite REIT Inc.) and Management Information Circular/Proxy Statement dated April 24, 2020 in respect of the Joint Annual General Meetings of Holders of Stapled Units

99.2	Form of Proxy

99.3	Notice of Availability of Proxy Materials for Granite Real Estate Investment Trust and Granite REIT Inc. Annual General Meetings